umicore

03 DEC 22 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


03045548

Brussels, December 16, 2003
LegalCorp 61/2003

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press release issued on December 2, 2003 entitled : "Complete exercise of the over-allotment option in the context of the recent equity offering";
- the press release issued on December 9, 2003 entitled : "Umicore to further increase production capacity at Korean battery materials plant";
- the press release issued on December 10, 2003 relating to the statement by the European Commission concerning its investigation into a fiscal settlement concluded between the Belgian tax authorities and Umicore in December 2000.

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal &
Environmental Affairs

Encl.



Press release

02 December 2003

Complete exercise of the over-allotment option in the context of the recent equity offering

Given the success of Umicore's recent equity offering and the firmness of the Umicore share price since the closing of the offering, the over-allotment option accorded by Umicore to Fortis Bank and KBC Securities has been fully exercised. The exercise took place earlier than foreseen (on 1st December 2003) at the offer price of €52.60, in line with the conditions of the offer detailed in the prospectus.

This exercise will give rise to the creation by Umicore of 400,000 new shares with VVPR strips on 4 December 2003.

Following the exercise of the option, the total number of new shares with VVPR strips issued by Umicore in the context of the offering stands at 2,800,000.

A request has been submitted to the First Market of Euronext Brussels for the listing of these 400,000 new shares with VVPR strips.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels




umicore

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


umicore

Press release

9 December 2003

Umicore to further increase production capacity at Korean battery materials plant

In view of rapid growth in global demand for rechargeable batteries, Umicore has decided for the second time this year to increase the production capacity of lithium-based cathode material - which is key to the production of advanced lithium-ion batteries - at its plant in Cheonan, South Korea. The increase will boost capacity to in excess of 3,000 tonnes per year. This new capacity is expected to come on stream in the first half of 2004.

With its successful Cellcore® line of products, Umicore is one of the world's leading producers of lithium cobalt dioxide used as the cathode material in rechargeable lithium ion (Li-ion) batteries.

Strong global sales levels of mobile phones have been driven by growth in fledgling markets such as China and continued consumer demand for new technologies like color screens and camera equipped phones. Similarly, the increasing consumer preference for notebook computers over desktop PCs has led to increased demand for Li-ion batteries.

Worldwide consumption of lithium metal oxides, where the metal used is still primarily cobalt, has been growing in line with this increased demand for Li-Ion batteries. However, the battery industry has voiced concerns about the volatility in the price of cobalt, spurring a renewed interest in alternative compounds using less cobalt – compounds which Umicore has recently developed. Umicore's additional capacity will have the required flexibility to produce these new compounds, thereby addressing the cost and performance requirements of its customers.

Umicore's Cheonan plant was opened in December 2000 and rapidly established a leadership position in the market for lithium-based cathode material. The capacity expansion announced in March 2003 has just been commissioned and is expected to be operating at full capacity in the months to come. Customer demand, however, has already exceeded this increased output.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*



PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


umicore

Press release

10 December 2003

Umicore has noted today's statement by the European Commission concerning its investigation into a fiscal settlement concluded between the Belgian tax authorities and Umicore in December 2000.

Umicore has made its position on this settlement clear on a number of occasions both through official documentation and comments in the media. This position is unaffected by today's announcement. Background information on the settlement can be found on Umicore's website.

Umicore awaits the results of this investigation with confidence.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*



PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels